Exhibit 99.1

13 NOV 2024

Fitch Takes Actions on Peruvian FIs following OE Outlook Revision to Stable

Fitch Ratings - Monterrey - 13 Nov 2024: Fitch Ratings has conducted a portfolio review of nine Peruvian Financial Institutions following Fitch's Rating Outlook revision to Stable from Negative of its assessment of Peru's banking system operating environment (OE) and affirmation of the score at 'bbb- '.
Fitch's Outlook revision of the OE score follows the review on the sovereign Outlook (see, "Fitch Revises Peru's Outlook to Stable; Affirms at 'BBB'", dated Nov. 5, 2024. available at www.fitchratings.com) and reflects the banking system resilience through the cycles, despite the economic slowdown and political instability. While Fitch expects limited credit growth and some additional asset quality deterioration, the banking system performance remains solid and stable. Sound bank capitalization and liquidity should absorb any downside risks in 2025. Additionally, GDP growth is projected to reach around 2.4% in 2025, following an upward revision to 3.0% for 2024.
Fitch's core metrics for the OE assessment, the Operational Risk Index (ORI) and GDP per capita are expected to remain stable and pressures on business conditions for banks will be lower than in 2024. The latest ORI data available for 2024 was 41.1% compared to 41.3% in 2023, while the GDP per capita was USD8,500 compared to USD7,500 in 2023.
Key Rating Drivers
State-Owned Development Agencies
Fondo Mivivienda S.A. (FMV)

Fitch revised FMV's Outlook to Stable from Negative mirroring the same Outlook revision from the Peruvian government. Fitch additionally affirmed the Long- and Short-Term Local and Foreign Currency Issuer Default Ratings (IDRs) at 'BBB' and 'F2', respectively. Fitch has also affirmed FMV's Government Support Rating (GSR) at 'bbb'. FMV's IDRs are driven by its GSR, which is equalized with Peru's 'BBB'/Stable Long-Term IDRs. The ratings reflect Fitch's assessment of the Peruvian government's high propensity and ability to provide timely support to FMV, if needed.
Fitch's support assessment considers with high importance that FMV is a government sponsored enterprise fully owned by the state and its many operational and financial synergies with the public administration. The ratings also consider with high importance FMV's relevance in promoting and financing housing solutions in Peru, especially for low- and middle-income segments, and its critical role in the government's public policies to reduce the country's still-elevated housing shortage.

Corporacion Financiera de Desarrollo S.A. (COFIDE)
Fitch revised COFIDE's Outlook to Stable from Negative, mirroring a recent similar action on Peru's ratings. Fitch also affirmed COFIDE's Long-Term and Short-Term Local and Foreign Currency and IDRs at 'BBB' and 'F2', respectively, as these are driven by its affirmed 'bbb' GSR. The ratings reflect Fitch's assessment of the Peruvian government's high propensity and ability to provide timely support to COFIDE, if needed.
Fitch's support assessment and ratings equalization considers with high importance that the state is the majority shareholder and its policy role focused on the country's infrastructure, economic and social welfare and plays a critical role in implementing policies directed at sectors with limited funding access or projects underserved by commercial banks.
Private Banks and Related Entities
SCOTIABANK PERU S.A.A. (SBP)

Fitch has revised SBP's Outlook to Stable from Negative to reflect that a potential downgrade on the country ceiling of the Peruvian sovereign rating is not a concern with the revision of the Outlook of Peru. Fitch additionally affirmed the Long-Term Foreign and Local Currency IDRs at 'A-', Shareholder Support Rating (SSR) at 'a-'. Fitch has also affirmed the SBP's Short-Term Foreign and Local Currency IDRs at 'F1'. SBP's IDRs and SSR are based on expected support it would receive from its parent (The Bank of Nova Scotia [BNS; AA-/Stable]), if needed. Fitch believes the parent's propensity to support SBP is high given the strategic role that this subsidiary play in its regional goals, as well as the significant management and operational integration.
SBP's 'A-' Local Currency IDR is two notches above Peru's 'BBB' Local Currency IDR, and at the same level of Peru's 'A-' Country Ceiling, consistent with Fitch's criteria. SBP's 'A-' Long-Term Foreign Currency IDR is capped by the Country Ceiling due to transfer and convertibility risks.
Fitch affirmed SBP's Viability Rating (VR) at 'bbb', in line with the implied VR. This rating is underpinned by its solid business profile, sound market position, and adequate capitalization and considering ordinary support. SBP's asset quality and profitability remain pressured due to the systemic deterioration of the consumer portfolio and the gross portfolio reduction. The bank's non-performing loan (NPL) ratio increased to 4.0% in June 2024 from 3.8% at YE 2023, while its operating profit to risk- weighted asset (RWA) ratio reached 0.5% in June 2024. This was impacted by consistent regulatory and voluntary loan impairment charges, as well as goodwill impairments related to the announcement to divest the Crediscotia Financiera operation.
BANCO DE CREDITO DEL PERU (BCP)
Fitch revised Banco de Credito del Peru S.A.'s (BCP) Outlook to Stable from Negative after the OE revision following the sovereign rating action. Fitch has also affirmed BCP's Long-Term Foreign and Local Currency IDRs at 'BBB', Short-Term Foreign and Local Currency IDRs at 'F2', and GSR at 'bbb-'. BCP's IDRs are driven by its VR of 'bbb', which is in line with the implied VR. The bank's strong and leading franchise in Peru, well-diversified business profile and funding base, and sound and improving financial profile underpin the ratings.
BCP is the largest bank in Peru and the main subsidiary of Credicorp Ltd. (BBB/Stable), the country's largest financial holding company. BCP's consolidated numbers show a market share of 33.7% by loans and 35.3% by deposits, as of 2Q24.
BCP would be likely to receive support from the Peruvian government, given its size and systemic importance, should it be required, underpinning its GSR. The ability of the sovereign to provide support is reflected in its 'BBB'/Stable IDR and underpinned by its sound financial position, ample international reserves and low debt. Regulators have a clear mandate to protect and preserve the banking system through conservative regulation and capable supervision.
BBVA PERU
Fitch has affirmed Banco BBVA Peru's (BBVA Peru) Long-Term Foreign and Local Currency IDRs at 'BBB' and the VR at 'bbb'. Fitch has also affirmed the ST FC and LC IDRs at 'F2'. The Outlook for the LT IDRs is Stable. In addition, Fitch has affirmed the SSR at 'bbb'.
BBVA Peru's IDRs are driven by the support it would receive from its parent, Spain's Banco Bilbao Vizcaya Argentaria, S.A. (BBVA S.A.; BBB+/Stable), should it be required. Fitch believes the parent's propensity to support BBVA Peru is high - given the strategic role this subsidiary plays in its regional goals.
The 'bbb' VR reflects a strong business profile underpinned by its franchise and substantial market share as BBVA Peru remains the country's second-largest bank. The VR also takes into consideration moderate profitability metrics despite persistent challenges deriving from asset-quality deterioration, and reasonable capital metrics that could be enhanced by the parent, if needed.
INTERBANK
Fitch revised Banco Internacional del Peru S.A.A.'s (Interbank) Outlook to Stable from Negative after the OE revision following the sovereign rating action. Fitch has also affirmed Interbank's Long-Term Foreign and Local Currency IDRs at 'BBB', and its VR at 'bbb'. Fitch has additionally affirmed the GSR at 'bbb-'. Interbank's VR drives its IDR and it incorporates the institution's robust positioning as Peru's fourth-largest universal commercial bank, underscored by its significant retail banking footprint. This is evidenced by the bank's market shares of 21.8% in consumer loans and 15.0% in retail deposits as of June 2024, positioning the bank among the largest Peruvian banks in market share.
The 'bbb-' GSR reflects high probability of support is forthcoming. The Peruvian government has a high propensity to provide Interbank support given its moderate systemic importance. The sovereign's ability to provide support is reflected in its 'BBB'/Stable IDR, which is underpinned by its sound financial position, ample international reserves and low debt levels.
BANBIF

Fitch revised Banco Interamericano de Finanzas S.A.'s (BanBif) Outlook to Stable from Negative, and affirmed its Long-Term Foreign and Local Currency IDRs at 'BB+' and Local and Foreign Currency Short- Term IDRs at 'B', respectively. Fitch has also affirmed its VR at 'bb+' and GSR at 'bb-'.
The Stable Outlook on the Long-Term IDRs reflects the stabilization of the operating environment, given the lessened downside risks from the sovereign rating. BanBif's IDR are driven by its 'bb+' VR, which considers the bank's modest franchise and a business model that yields limited profitability and tight capital metrics.
CREDICORP LTD.
Fitch revised Credicorp Ltd.'s Outlook to Stable from Negative following the Outlook revision on its main subsidiary, BCP. Fitch has also affirmed Credicorp Ltd.'s Long-Term IDR at 'BBB' which are driven primarily by BCP.
The equalization is driven mainly by Credicorp's low double leverage, which improved to 99.1% at June 2024, and strong liquidity management. Credicorp, a non-operating holding company, has a long record of significant dividend flows, especially from BCP, that comprise the bulk of its liquidity.
INTERCORP FINANCIAL SERVICES INC (IFS)
Fitch revised IFS's Outlook to Stable from Negative following the Outlook revision on its main subsidiary, Interbank. Fitch has also affirmed IFS's Long-Term Foreign and Local Currency IDRs at 'BBB-' which are one notch below those of Interbank, reflecting IFS' separate jurisdiction (Panama), the lack of regulatory focus on IFS on a consolidated basis, and the potential for regulatory restriction of liquidity upstreaming to IFS in the event of solvency pressures at Interbank. The rating also considers IFS' low double leverage at 106.5% at June 2024.
Rating Sensitivities
Factors that Could, Individually or Collectively, Lead to Negative Rating Action/ Downgrade
Fondo Mivivienda

--FMV's ratings will mirror any potential negative change in Peru's sovereign ratings;

--Although not a baseline scenario, FMV's IDRs and GSR could change if Fitch perceives a decrease in the entity's strategic importance to government public policies, particularly through housing finance negative changes or meaningfully reducing the amounts of government subsidies.
COFIDE

--COFIDE's ratings will mirror any potential negative change in Peru's sovereign ratings;

--Although not a baseline scenario, COFIDE's IDRs and GSR could change if Fitch perceives a decrease in the company's strategic importance to the government's public policies, such as the shift away from supporting commercial companies, particularly SMEs, either directly or through funds managed by COFIDE.
Scotiabank Peru

--A sovereign downgrade would result in similar rating actions on SBP's SSR, VR, and Foreign and Local Currency IDRs, as Fitch rarely rates VRs above the sovereign or SSRs and Foreign Currency IDRs above the Country Ceiling.
--Although not likely over its parent's rating horizon (given its Stable Outlook), and absent of a sovereign downgrade, a downgrade of BNS (from AA-/Stable) by three or more notches would trigger a downgrade of SBP. However, in the event of a downgrade of BNS's IDRs to the level of Peru current sovereign (BBB/Stable) or below, SBP's ratings would remain at the level determined by its own VR (currently at bbb).
--Pressure on SBP's VR could arise from a downgrade in the OE or a significant asset quality and profitability deterioration that erodes SBP's reserve and capital cushion, specifically operating profit/ RWA sustained below its historical average of 2.0% and common equity Tier 1 (CET1) ratio below 13%.
BCP

--BCP's IDRs are sensitive to material deterioration in the local OE or a negative sovereign rating action;

--BCP's VR could be affected if asset quality deteriorates significantly and causes a sustained decline in operating profits to RWAs below 2.5%, and if the bank's CET1 ratio falls below 10%, assuming maintenance of excess reserves and noncore loss absorbing capital, for more than four consecutive quarters.
BBVA PERU

--Fitch's IDRs and Outlook on BBVA Peru are driven by its SSR. A negative rating action on BBVA S.A. would result in a similar action on the SSR; however, BBVA Peru's IDRs would only be downgraded if its VR were also downgraded, given Fitch's "higher of" approach;
--The SSR would be affected by a negative change in BBVA's ability or willingness to support the bank;

--Any negative rating action on the sovereign or in Fitch's OE assessment would lead to a similar action on BBVA Peru's VR;
--The VR could be affected if asset quality deteriorates significantly, leading to a sustained decline in operating performance and capital cushion - particularly a sustained decline in the CET1 ratio to under 9%, assuming maintenance of excess reserves and non-core loss-absorbing capital.
INTERBANK

--Interbank's VR could be downgraded if asset quality deterioration causes a sustained decline in the bank's operating profit to RWAs ratio to less than 2.0%, and loss absorption capacity, in the form of a CET1 ratio below 10% or a relevant decline in reserve coverage for more than four consecutive quarters;
--The IDRs are sensitive to a negative rating action on the sovereign or any deterioration of Fitch's assessment on the OE score.
BANBIF

--BanBif's IDRs are sensitive to a material deterioration in the local OE or a negative sovereign rating action;
--The ratings could be downgraded if the CET1 to RWA ratio falls consistently below 9% and an increased and sustained NPL ratio over 4%.
CREDICORP LTD

--Credicorp's IDRs would remain at the same level as those of BCP, and would move in tandem with any rating action on its main operating subsidiary. However, the relativity between these two entities' ratings could also be affected - and the holding company downgraded - in the event of a material and sustained increase in Credicorp's double-leverage metrics (above 1.2x), and if Fitch perceives a material weakening of the holding company's liquidity position and its management;
--A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to Credicorp's ratings.
INTERCORP FINANCIAL SERVICES (IFS)

--IFS's ratings are sensitive to a change in Interbank's ratings;

--A reduction on the importance of Interbank's role in the group or increase in the complexity of the group's structure;
--A material and consistent increase in IFS's common equity double leverage above 120% or deterioration in its standalone liquidity profile.
Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade
Fondo Mivivienda

--Positive rating actions on FMV will mirror any potential positive change in Peru's sovereign rating.

COFIDE

--Positive rating actions will mirror any potential positive change in Peru's sovereign rating.

Scotiabank Peru

--Over the medium term, these ratings could be upgraded if the sovereign's ratings and Country Ceiling are upgraded;
--SBP's VR could be upgraded by a combination of positive improvement in the OE and a strengthening of the financial profile.
BCP

--Over the medium term, BCP's VR could be upgraded by the confluence of improvement in the OE and the bank's financial profile.
BBVA PERU

--The IDRs could benefit from any significant improvement in the parent's ability to provide support, as evident from BBVA's IDR, although subject to sovereign rating and Country Ceiling considerations.
--The SSR would be affected by a positive change in BBVA's ability or willingness to support the bank;

--There is limited upside potential for the VR, given the sovereign's current rating;

--Rating upgrades are possible over the medium term via a confluence of material improvement in the OE and the bank's financial profile, within the context of a sovereign rating upgrade, as Fitch rarely rates bank VRs above the sovereign.
INTERBANK

--Interbank's IDRs are constrained by the sovereign's ratings; over the medium term, Interbank's ratings could be upgraded by the confluence of an improvement of the OE and the banks' financial profiles in the context of a sovereign upgrade.
BANBIF

-- The VR could be upgraded if the bank manages to improve and sustain its operating profit to RWA ratio over 1.5% and CET1 to RWA ratio over 11%.
CREDICORP LTD

--Credicorp's ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.
INTERCORP FINANCIAL SERVICES (IFS)

--IFS's ratings are sensitive to a positive rating action on Interbank's ratings.
OTHER DEBT AND ISSUER RATINGS: KEY RATING DRIVERS
Cofide, Mivivienda, BCP and Credicorp

The senior unsecured bonds are rated at the same level as the entities' IDRs, considering the absence of credit enhancement or any subordination feature.
OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES
Cofide, Mivivienda, BCP and Credicorp

Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--Senior unsecured debt would be downgraded if the entities' Long-Term IDR is downgraded.

Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade

--Senior unsecured debt would be upgraded if the entities' Long-Term IDR is upgraded;

GOVERNMENT SUPPORT RATING

BCP, INTERBANK, BANBIF

Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--BCP's, Interbank's and Banbif's Government Support Ratings (GSRs) would be affected if Fitch negatively changes its assessment of the government's ability and/or willingness to support the banks;
--Banbif's GSR could also be downgraded if the bank loses material market share in terms of loans and customer deposits.
Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade
BCP, INTERBANK, BANBIF
--BCP's and Interbank's GSRs would be affected if Fitch positively changes its assessment of the government's ability and/or willingness to support the banks;
--Upside potential for Banbif's GSR is limited and can only occur over time with material growth of the bank's systemic importance.
VR ADJUSTMENTS
BCP, BBVA Peru, Scotiabank Peru, Interbank, Banbif
--The OE score has been assigned above the implied score due to the following adjustment reasons: sovereign rating (positive).
Interbank

--The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Reserve Coverage and Asset Valuation (positive).

BBVA Peru

--The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Capital Flexibility and Ordinary Support (positive).
Scotiabank Peru

--The Asset Quality Score has been assigned below the implied score due the following adjustment reasons: concentrations (negative).
REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING
The principal sources of information used in the analysis are described in the Applicable Criteria.
Public Ratings with Credit Linkage to other ratings
--BBVA Peru ratings are support driven by Banco Bilbao Vizcaya Argentaria S.A.;

--Scotiabank Peru ratings are support by BNS;

--Cofide's ratings are support driven by Peru;

--Mivivienda's ratings are support driven. by Peru;

--Credicorp Ltd ratings are support driven by Banco de Credito del Peru;

--Intercorp Financial Services Inc are support driven by Interbank.
ESG Considerations
FMV has an ESG Relevance Score of '4'[+] for Human Rights, Community Relations, Access & Affordability. This reflects its essential policy role in supporting government policies to ensure low- income individuals have access to low-cost housing. FMV's key social role forms part of our support assessment. These considerations have a moderately positive impact on FMV's credit profile and are relevant to its ratings in conjunction with other factors.
The highest level of ESG credit relevance is a score of '3', unless otherwise disclosed in this section. A score of '3' means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. Fitch's ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch's ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores.
Fitch Ratings Analysts
Ricardo Aguilar
Director
Primary Rating Analyst

+52 81 4161 7086
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Sergio Pena
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Rating Actions
ENTITY/DEBT	RATING			RECOVERY	PRIOR

Credicorp Ltd.	LT IDR	BBB	Affirmed		BBB

	ST IDR	F2	Affirmed		F2

• senior unsecured	LT	BBB	Affirmed		BBB

Banco Interamericano de Finanzas	LT IDR	BB+	Affirmed		BB+

ENTITY/DEBT	RATING			RECOVERY	PRIOR

S.A.

	ST IDR	B	Affirmed		B

	LC LT IDR	BB+	Affirmed		BB+

	LC ST IDR	B	Affirmed		B

	Viability	bb+	Affirmed		bb+

	Government Support	bb-	Affirmed		bb-

Banco BBVA Peru	LT IDR	BBB	Affirmed		BBB

	ST IDR	F2	Affirmed		F2

	LC LT IDR	BBB	Affirmed		BBB

	LC ST IDR	F2	Affirmed		F2

	Viability	bbb	Affirmed		bbb

	Shareholder Support	bbb	Affirmed		bbb

Corporacion Financiera de Desarrollo S.A. (COFIDE)	LT IDR	BBB	Affirmed		BBB

	ST IDR	F2	Affirmed		F2

	LC LT IDR	BBB	Affirmed		BBB

	LC ST IDR	F2	Affirmed		F2

ENTITY/DEBT	RATING			RECOVERY	PRIOR

	Government Support	bbb	Affirmed		bbb

• senior unsecured	LT	BBB	Affirmed		BBB

Intercorp Financial Services Inc	LT IDR	BBB-	Affirmed		BBB-

	ST IDR	F3	Affirmed		F3

	LC LT IDR	BBB-	Affirmed		BBB-

	LC ST IDR	F3	Affirmed		F3

• senior unsecured	LT	BBB-	Affirmed		BBB-

Fondo Mivivienda S.A.	LT IDR	BBB	Affirmed		BBB

	ST IDR	F2	Affirmed		F2

	LC LT IDR	BBB	Affirmed		BBB

	LC ST IDR	F2	Affirmed		F2

	Government Support	bbb	Affirmed		bbb

• senior unsecured	LT	BBB	Affirmed		BBB

ENTITY/DEBT	RATING			RECOVERY	PRIOR

Banco Internacional del Peru S.A.A. - Interbank	LT IDR	BBB	Affirmed		BBB

	ST IDR	F3	Affirmed		F3

	LC LT IDR	BBB	Affirmed		BBB

	LC ST IDR	F3	Affirmed		F3

	Viability	bbb	Affirmed		bbb

	Government Support	bbb-	Affirmed		bbb-

Banco de Credito del Peru S.A.	LT IDR	BBB	Affirmed		BBB

	ST IDR	F2	Affirmed		F2

	LC LT IDR	BBB	Affirmed		BBB

	LC ST IDR	F2	Affirmed		F2

	Viability	bbb	Affirmed		bbb

	Government Support	bbb-	Affirmed		bbb-

• senior unsecured	LT	BBB	Affirmed		BBB

Scotiabank Peru S.A.A.	LT IDR	A-	Affirmed		A-

ENTITY/DEBT	RATING			RECOVERY	PRIOR

	ST IDR	F1	Affirmed		F1

	LC LT IDR	A-	Affirmed		A-

	LC ST IDR	F1	Affirmed		F1

	Viability	bbb	Affirmed		bbb

	Shareholder Support	a-	Affirmed		a-

RATINGS KEY OUTLOOK WATCH

POSITIVE

NEGATIVE

EVOLVING

STABLE

Applicable Criteria
Bank Rating Criteria (pub.15 Mar 2024) (including rating assumption sensitivity)

Future Flow Securitization Rating Criteria (pub.30 Jul 2024) (including rating assumption sensitivity)
Non-Bank Financial Institutions Rating Criteria (pub.17 Jan 2024) (including rating assumption sensitivity)

Additional Disclosures
Solicitation Status

Endorsement Status

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed

Credicorp Ltd.	EU Endorsed, UK Endorsed

Banco BBVA Peru	EU Endorsed, UK Endorsed

Banco Interamericano de Finanzas S.A.	EU Endorsed, UK Endorsed

Banco Internacional del Peru S.A.A. - Interbank	EU Endorsed, UK Endorsed

Intercorp Financial Services Inc	EU Endorsed, UK Endorsed

Scotiabank Peru S.A.A.	EU Endorsed, UK Endorsed

Fondo Mivivienda S.A.	EU Endorsed, UK Endorsed

Corporacion Financiera de Desarrollo S.A. (COFIDE)	EU Endorsed, UK Endorsed

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Fitch’s international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK, respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, as the case may be. Fitch’s approach to endorsement in the EU and the UK can be found on Fitch’s Regulatory Affairs page on Fitch’s website. The endorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.